Date: 11 November 2003
Release Number: 2003 – 42

Intelsat Expects Closing of Purchase of Loral’s North American Satellite Assets as Early as Year End
Company Awaits FCC Approval—the Final Milestone—and Announces Conference Call

Hamilton, Bermuda, 11 November 2003 — Intelsat, Ltd. today announced that the time for appealing the bankruptcy court’s order approving the company’s pending purchase of the North American satellite assets of Loral Space & Communications Corporation has expired and that no appeal was taken. This milestone sets the stage for an expedited closing of the transaction as early as year end.

Following closing of the transaction, the assets to be acquired would significantly enhance Intelsat’s geographic coverage and its presence in the broadcast video market. Upon consummation of the transaction, the Loral assets, including four satellites in orbit and one satellite under construction that is expected to launch in mid-2004, will give Intelsat full coverage of North America and 50-state coverage of the United States. The new satellites and orbital locations will complement Intelsat’s existing global, end-to-end network, which includes 23 satellites, leased capacity on two additional satellites, five commercial teleports, strategic points of presence and fiber connections. As part of the agreement, Intelsat will acquire contracts with Loral customers in the cable television, broadcasting and private data networking segments.

One condition to the closing of the transaction is the receipt of U.S. Federal Communications Commission approval of the transfer of Loral’s FCC licenses to Intelsat. Intelsat has requested expedited treatment from the FCC, and believes that it may be able to close the transaction as early as year end.

“The Loral asset purchase validates our commitment to enhancing our geographic coverage and further diversifying our revenue stream, and it’s a clear indication of our belief that a consolidating satellite services marketplace is going to be led by those that can provide their customers with end-to-end connectivity on a global basis,” said Conny Kullman, chief executive officer of Intelsat. “With the final hurdle in the bankruptcy court process cleared, we are now able to move forward on concluding this important transaction on an expedited basis. We are eagerly anticipating the expansion of Intelsat’s access to the North American market and are looking forward to providing Loral’s customers with a smooth and efficient transition.”

The purchase price for the assets may be up to $1.1 billion but is subject to a number of price adjustments that will affect the final cash payment to Loral. Specifically, Intelsat will receive a purchase price reduction for any net insurance proceeds received by Loral as a result of the $141 million claim filed by Loral for the loss of the Telstar 4 satellite. In addition, the purchase price may be adjusted downward based upon certain revenue and backlog-related performance thresholds, as set forth in the asset purchase agreement. The closing of the Loral transaction remains subject to the satisfaction of other conditions that are expected to be met within the same timeframe as the pending FCC approval.

Conference Call Information

Intelsat management will host a conference call with investors and analysts at 11:00 ET on November 12, 2003 to discuss the transaction. Access to the live conference call will be available via the Internet at Intelsat’s web site: www.intelsat.com. A telephone bridge has also been established to accommodate Intelsat’s global shareholders and the investment community. U.S.-based participants should call (800) 901-5248. Non-U.S. participants should call +1 (617) 786-4512. The participant pass code is 45435355. Participants will have access to a replay of the conference call through November 26, 2003. The replay number for U.S.-based participants is +1 (888) 286-8010 and for non-U.S. participants is +1 (617) 801-6888, pass code 33528676.

About Intelsat

Intelsat, Ltd. offers telephony, corporate network, video and Internet solutions around the globe via capacity on 25 geosynchronous satellites in prime orbital locations. Customers in approximately 200 countries rely on Intelsat satellites and ground resources for quality connections, global reach and reliability. For more information, visit www.intelsat.com.

Contact:

Dianne VanBeber
dianne.vanbeber@intelsat.com
+1 202 944 7406

Note: Some of the statements in this news release constitute forward-looking statements that do not directly or exclusively relate to historical facts, including statements relating to Intelsat’s expectation that required approvals could be obtained, and conditions to the closing of the Loral transaction could be satisfied, by the end of 2003 and statements regarding the expected benefits to Intelsat of the proposed transaction. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements. When used in this news release, the words “will,” “expect,” and “believe” and other similar expressions are intended to identify forward-looking statements. The forward-looking statements made in this news release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. These factors could cause Intelsat’s actual results to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. In connection with any proposed strategic transaction, known risks include, but are not limited to, the failure to complete a planned transaction or the need to modify aspects of the transaction in order to obtain regulatory approvals; the inability to retain and continue to serve successfully customers gained in connection with the transaction; the inability to execute integration strategies successfully or to achieve planned synergies or business goals; and the incurrence of unexpected costs of integration. Known risks also include, but are not limited to, insufficient market demand for the services offered by Intelsat; the quality and price of services offered by Intelsat’s competitors; the risk of delay in implementing Intelsat’s business strategy; Intelsat’s access to sufficient capital to meet its operating and financing needs; changes in laws and regulations; political, economic and legal conditions in the markets Intelsat is targeting for communications services or in which Intelsat operates; general economic conditions; and a change in the health of Intelsat’s satellites or a catastrophic loss occurring during the in-orbit operations of any of Intelsat’s satellites. More detailed information about known risks is included in Intelsat’s annual report on Form 20-F for the year ended December 31, 2002 on file with the U.S. Securities and Exchange Commission. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements made in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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